GLOBAL SUNRISE, INC.

1628 Second Avenue

New York, NY 10028

1.1.5080 646.415.9093 fax

October 18, 2006

VIA EDGAR and FACSIMILE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

100 F Street N.E.

Washington D.C. 20002

USA

Attention: Ms. Goldie Walker

Re:

Request for acceleration of the effective date of the Registration Statement on Form SB-2/A of Global Sunrise, Inc.

Filed October 6, 2006

File No. 000-52017

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests  that the Form SB-2 Registration Statement of Global Sunrise, Inc.. be declared effective on Wednesday, October 18 at twelve o’clock noon or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Global Sunrise, Inc. acknowledges that

•

should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/Brant E. Hodyno

Brant E. Hodyno
Director, President, Principal Financial Officer and Principal Accounting Officer